          200 Connell Drive
          Berkeley Heights, NJ  07922

December 22, 2009

VIA FACSIMILE & EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549, Mail Stop 4720
Attention:  Jeffrey Riedler

Re:	Genta Incorporated
Registration Statement on Form S-1/A (File Number 333-162117)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Genta Incorporated (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1/A, File Number 333-162117, relating to the registration under the Securities Act of 37,391,688 shares of the Company’s common stock, $0.001 par value per share (the “Common Stock”), 14,574,141 shares of Common Stock underlying the July 2009 Notes, 1,215,000 shares of Common Stock underlying the July 2009 Warrants and 1,532,500 shares of Common Stock underlying the September 2009 Notes as is set forth in such Registration Statement, for December 23, 2009, at 4:00 p.m. New York City time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Gary Siegel
Vice President, Finance
200 Connell Drive, Berkeley Heights, NJ 07922
908-219-3125 (T)   908-464-1705 (F)   Siegel@genta.com

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-1/A.

Very truly yours,

GENTA INCORPORATED

By:           /s/ Gary Siegel
      Name:  Gary Siegel
      Title:     Vice President, Finance (principal financial and accounting officer)

Gary Siegel
Vice President, Finance
200 Connell Drive, Berkeley Heights, NJ 07922
908-219-3125 (T)   908-464-1705 (F)   Siegel@genta.com